Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 6, 2022

Via EDGAR Transmission
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	BMC Fund Inc. (the “Fund”)
File No. 811-03150

Dear Ms. White:

On behalf of the Fund, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Fund’s preliminary proxy statement, which was filed on September 22, 2022 (the “Proxy Statement”).  Each Staff comment is summarized below followed by the Fund’s response to the comment.

1.	Comment:	Please note that the meeting is occurring at Eastern standard time.

	Response:	The requested change will be made.

2.	Comment:
We note that the Fund is bearing the expenses of the solicitation. The solicitation relates to the approval of an investment management agreement, which benefits both the Fund and the adviser. Given the nature of the solicitation, please address with specificity any considerations the Board made regarding the anticipated expenses of the solicitation and who should be responsible for paying them.

Response:
The anticipated expenses of the solicitation are expected to be minimal. As the appointment of the adviser is believed to be beneficial to the Fund and Fund shareholders, Management believes that it is appropriate for the Fund to bear the costs of the proxy solicitation.

3.	Comment:	Please clarify what is meant by a shareholder attending the meeting having their proxy card suspended on p. 3.

	Response:	This disclosure has been revised to clarify that a shareholder can vote their shares at the meeting even if they have previously sent in a proxy card.

4.	Comment:	Please file the Investment Management Agreement as an exhibit to the Proxy Statement.

	Response:	The Investment Management Agreement will be filed as requested.

5.	Comment:	Please provide a fee table and expense example in the Proxy Statement.

	Response:	The following fee table and expense example will be included in the definitive Proxy Statement:

Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)	N/A
Dividend Reinvestment and Cash Purchase Plan Fees	N/A

Annual Expenses (as a percentage of net assets attributable to common shares)
Management Fees	0.80%
Other expenses	1.0%
Total Annual Expenses	1.8%

Example
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return.
1 year	$19
3 years	$20
5 years	$23
10 years	$29

6.	Comment:	Please disclose the dollar amounts paid for management fees in the prior year. Note the differences between the old and proposed fees.

Response:
The Fund does not currently pay management fees because it has been managed internally since inception. However, as previously disclosed in the Fund’s semi-annual report, as of April 30, 2022, approximately $323,567 was spent on adviser-type expenses. Had the proposed management fee been in effect, the Fund would have paid approximately $327,484 in management fees over the same period. It is not intended the Fund will experience any material increase in management fees paid as a result of the transition.

7.	Comment:	Please clarify what “adjusted for capital transactions” means.

	Response:	This reference was inaccurate and has been deleted.

8.	Comment:	Please clarify what “E-78 partners company” refers to.

	Response:	E-78 partners company is the parent company of Agile Fund Solutions.

9.	Comment:	Please disclose how the Fund has performed historically relative to its benchmark.

	Response:	The following will be added to the Proxy Statement:

For the periods ended July 31, 2022

	1 Year	3 Year	5 Year
BMC Fund	-1.0%	6.5%	6.4%
Benchmark*	-7.2%	6.3%	6.0%
* The Fund’s blended Benchmark is composed as follows: 45% MSCI ACWI, 10% Barclays Aggregate Bond Index, 45% HFRI Hedge Fund Index.

10.	Comment:	Disclose more about the proposed management fee. Did the Board compare the fee paid by similar funds for example? If the board did not, clarify how they determined how the fee was reasonable.

Response:
The management fee was calculated to be cover the expenses of managing the Fund and to be comparable to the advisory expenses that the Fund has historically paid. In determining that the proposed management fee was reasonable, the Board did compare the proposed fee with fees paid by similar funds.

11.	Comment:	Please clarify what footnote three refers to in the beneficial ownership table.

	Response:	The beneficial ownership table has been revised as follows:

	Amount and Nature of Beneficial Ownership of Common Stock
	Voting and Investment Power		Percent of Outstanding Common Stock
Name	Sole	Shared
M. Hunt Broyhill	77,406	1,463,897 (l) (2) (3)	81.60%
Danny A. Gilbert	360	479,408 (3,4)	25.40%
Christopher R. Pavese	50	0	(5)
Alan R. Deal	0	0	(5)
Don Farmer	0	0	(5)
Mark Roberts	0	0	(5)
Leah Geates	0	0	(5)
Directors and officers as a group	77,816	1,943,305	107%

[1]
Includes 980,465 shares owned by Hibriten Investments of N.C., LP. The General Partner of Hibriten Investments of N.C., LP is Hibriten Management of N.C., LLC. M. Hunt Broyhill is the Manager and owns 100% of the interests in Hibriten Management of N.C., LLC.

[2]
Includes 85,973 shares owned of record by Broyhill Family Foundation, Inc., a non-profit corporation . By resolution of the Foundation trustees, the Estate of Paul H. Broyhill and M. Hunt Broyhill control the voting and disposition of shares of the Fund owned by the Foundation.

[3]	Does not include 980,465 shares owned by Hibriten Investments of N.C., LP, which is controlled indirectly by Hunt Broyhill See note (2) above.

[4]	Includes 463,047 shares held in trusts of which Mr. Hunt Broyhill and Mr. Danny Gilbert are co-trustees.

12.	Comment:	Under the first sentence in the second paragraph of “Shareholder Proposals,” should the word “not” be removed? Also please clarify what is meant by the last sentence of that section.

	Response:	Yes, the first referenced sentence has been revised as follows:

Shareholder proposals which are intended to be included in the proxy materials for the 2023 annual meeting must be submitted to the Fund no later than December 20, 2022.

And the second referenced sentence has been revised as follows:

The Fund retains discretionary authority to vote on any matter at an annual meeting if the Fund does not receive proper notice of the matter within the timeframe described above.

13.	Comment:	In the “Material Board Factors and Conclusions” section, please discuss any pros or cons to provide a balance.

Response:
The discussion in the “Material Board Factors and Conclusions” section contains a description of the factors considered by the Board in their approval of the Agreement. None of the matters considered by the Board were characterized as being positive or negative.  The Board considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the approval of the Agreement to shareholders. Therefore, the Fund respectfully declines to add additional language to this section.

14.	Comment:
Please also provide disclosure related to the scope of agreement and services to be provided. For example, does the new agreement cover all of the same expenses that were covered under the prior arrangement and will the new arrangement apply differently?

Response:
The Fund has been managed internally since inception; therefore, there was no prior management agreement. The new Management Agreement covers all of the Fund’s investment related services and expenses. The Adviser (and the exact same personnel) will continue to provide the same nature, extent, and quality of services that have historically been provided to the Fund.

* * *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

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